P.E. 7-31-02

0-10906

02050003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
AUG - 1 2002
1086

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for the month of July 2002

The BOC Group plc
Chertsey Road, Windlesham,
Surrey GU20 6HJ
England

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Enclosures:

1. A notification dated 1 July 2002 in respect of the six monthly block listing return for SAYE and ESOS options.
2. A notification dated 1 July 2002 advising that Janus Capital Management LLC had notified that they had increased their interest in the issued share capital of The BOC Group plc to 4.15%.
3. A notification dated 1 July 2002 advising that R S Grant, a director of The BOC Group plc, had dealt in the shares of the Company.
4. A notification dated 1 July 2002 advising that R Medori, a director of The BOC Group plc, had dealt in the shares of the Company.
5. A notification dated 1 July 2002 advising that K Rajagopal, a director of The BOC Group plc, had dealt in the shares of the Company.
6. A notification dated 1 July 2002 advising that J L Walsh, a director of The BOC Group plc, had dealt in the shares of the Company.
7. A notification dated 4 July 2002 advising the disposal by Ogier Trustees Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of 637,000 Ordinary shares of 25p each in The BOC Group plc in which the directors of the Company have a technical interest.
8. A notification dated 11 July 2002 advising that Legal and General Investment Management Limited had notified that they held a 3.02% interest in the issued share capital of The BOC Group plc.

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE AT 11.11 HRS ON 1 JULY 2002 UNDER REF. NO. 9911X

**SCHEDULE 5**

**BLOCKLISTING SIX MONTHLY RETURN**

1. Name of company

The BOC Group plc

2. Name of scheme

Savings-Related Share Option Scheme

3. Period of return:

From 1 January 2002 to 30 June 2002

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

7,517,862

5. Number of shares issued/allotted
   under scheme during period

906,679

6. Balance under scheme not yet issued/allotted
   at end of period

6,611,183

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

Listing granted on 5 April 1978 for Ordinary shares of 25p each

Please confirm total number of shares in issue at the end of the period in order for us to update our records

497,132,692 Ordinary shares of 25p each

Contact for queries:
Address: The BOC Group plc
Chertsey Road
Windlesham
Surrey
GU20 6HJ

Name: Karen Weston

Telephone: 01276 807388

**SCHEDULE 5**

**BLOCKLISTING SIX MONTHLY RETURN**

1. Name of company

The BOC Group plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 1 January 2002 to 30 June 2002

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

12,982,674

5. Number of shares issued/allotted
   under scheme during period

1,049,433

6. Balance under scheme not yet issued/allotted
   at end of period

11,933,241

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

Listing granted on 20 March 1985 for Ordinary shares of 25p each

Please confirm total number of shares in issue at the end of the period in order for us to update our records

497,132,692 Ordinary shares of 25p each

Contact for queries:
Address: The BOC Group plc
Chertsey Road
Windlesham
Surrey
GU20 6HJ

Name: Karen Weston

Telephone: 01276 807388

**THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE AT 11.48 HRS ON 1 JULY 2002 UNDER REF. NO. 9961X**

**SCHEDULE 10**

**NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1. Name of company

The BOC Group plc

2. Name of shareholder having a major interest

Janus Capital Management LLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of party named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See additional information

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Ordinary shares of 25p each

10. Date of transaction

28 June 2002

11. Date company informed

1 July 2002

12. Total holding following this notification

20,606,541

13. Total percentage holding of issued class following this notification

4.15%

14. Any additional information

In a letter dated 28 June 2002 and received on 1 July 2002 The BOC Group plc has been notified pursuant to section 198 of the Companies Act that as at 26 June 2002 Janus Capital Management LLC has a 4.15% notifiable interest in the issued Ordinary share capital of the Company (increased from 3.04%).

Janus Capital Management LLC holds all shares attributed to it solely in its capacity as investment adviser to Janus Capital Management LLC clients.

15. Name of contact and telephone number for queries

Carol Hunt Tel: 01276 807759

16. Name and signature of authorised company official responsible for making this notification

Carol Hunt, Deputy Company Secretary

Date of notification

1 July 2002

**SCHEDULE 11**

**NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS**

1) Name of company

The BOC Group plc

2) Name of director

Richard Stanley GRANT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of holding of director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Richard Stanley GRANT

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Share Award Plan and sale of shares

7) Number of shares/amount of stock acquired

15,000 Ordinary shares of 25p each

8) Percentage of issued class

Less than 0.01%

9) Number of shares/amount of stock disposed

4,440 Ordinary shares of 25p each

10) Percentage of issued class

Less than 0.01%

11) Class of security

Ordinary shares of 25p each

12) Price per share

Vesting price - 1001.5p per share
Sale price - 1000p per share

13) Date of transaction

26 June 2002

14) Date company informed

1 July 2002

15) Total holding following this notification

542,697 options
62,803 shares

16) Total percentage holding of issued class following this notification

Less than 0.2%

**If a director has been granted options by the company please complete the following boxes**

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Karen Weston,
Administration Assistant
01276 807388

25) Name and signature of authorised company official responsible for making this notification

Karen Weston, Administration Assistant

Date of Notification..1 July 2002.....................

**SCHEDULE 11**

**NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS .**

1) Name of company

The BOC Group plc

2) Name of director

René MEDORI

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of holding of director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

René MEDORI

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Valerie MEDORI - spouse

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Share Award Plan and transfer of acquired shares to spouse

7) Number of shares/amount of stock acquired

12,000 Ordinary shares of 25p each

8) Percentage of issued class

Less than 0.1%

9) Number of shares/amount of stock disposed

12,000 shares transferred to spouse

10) Percentage of issued class

Less than 0.01%

11) Class of security

Ordinary shares of 25p each

12) Price per share

Vesting price - 1001.5p per share
Transfer to spouse by way of gift

13) Date of transaction

26 June 2002

14) Date company informed

1 July 2002

15) Total holding following this notification

16,772 Ordinary shares
367,112 Options

16) Total percentage holding of issued class following this notification

Less than 0.1%

**If a director has been granted options by the company please complete the following boxes**

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Karen Weston,
Administration Assistant
01276 807388

25) Name and signature of authorised company official responsible for making this notification

Karen Weston, Administration Assistant

Date of Notification..1 July 2002.....................

**SCHEDULE 11**

**NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS**

1) Name of company

The BOC Group plc

2) Name of director

Krishnamurthy RAJAGOPAL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of holding of director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Krishnamurthy RAJAGOPAL

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Ula RAJAGOPAL - spouse

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Share Award Plan, partial sale of shares and partial transfer to spouse

7) Number of shares/amount of stock acquired

15,000 Ordinary shares of 25p each

8) Percentage of issued class

Less than 0.01%

9) Number of shares/amount of stock disposed

6,031 Ordinary shares of 25p each sold
4,484 shares transferred to spouse

10) Percentage of issued class

Less than 0.01%

11) Class of security

Ordinary shares of 25p each

12) Price per share

Vesting price - 1001.5p per share
Sale price - 1000p per share
Transfer to spouse by way of gift

13) Date of transaction

26 June 2002

14) Date company informed

1 July 2002

15) Total holding following this notification

14,416 Ordinary shares
459,647 options

16) Total percentage holding of issued class following this notification

Less than 0.1%

**If a director has been granted options by the company please complete the following boxes**

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Karen Weston, Administration Assistant
01276 807388

25) Name and signature of authorised company official responsible for making this notification

Karen Weston, Administration Assistant

Date of Notification..1 July 2002.....................

**SCHEDULE 11**

**NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS**

1) Name of company

The BOC Group plc

2) Name of director

John Lawrence WALSH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of holding of director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John Lawrence WALSH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Share Award Plan and partial sale of shares

7) Number of shares/amount of stock acquired

12,000 Ordinary shares of 25p each

8) Percentage of issued class

Less than 0.01%

9) Number of shares/amount of stock disposed

4,825 Ordinary shares of 25p each

10) Percentage of issued class

Less than 0.01%

11) Class of security

Ordinary shares of 25p each

12) Price per share

Vesting price - 1001.5p per share
Sale price - 1000p per share

13) Date of transaction

26 June 2002

14) Date company informed

1 July 2002

15) Total holding following this notification

8,175 Ordinary shares
387,500 options

16) Total percentage holding of issued class following this notification

Less than 0.1%

**If a director has been granted options by the company please complete the following boxes**

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Karen Weston, Administration Assistant
01276 807388

25) Name and signature of authorised company official responsible for making this notification

Karen Weston, Administration Assistant

Date of Notification..1 July 2002.....................

**THE BOC GROUP PLC ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE AT 16.56 HRS ON 4 JULY 2002 UNDER REF NO 2205Y**

4 July 2002

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 26 June 2002 of 326,013 Ordinary shares of 25p each in the Company at a sale price of 1000p per share together with 310,987 Ordinary shares of 25p each transferred to the participants of the Share Award Plan by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 637,000 Ordinary shares, the Trustee now holds 4,068,109 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,068,109 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

**THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE AT 17.00 HRS ON 11 JULY 2002 UNDER REF. NO. 5248Y**

**SCHEDULE 10**

**NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1. Name of company

The BOC Group plc

2. Name of shareholder having a major interest

Legal & General Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of party named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See additional information

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Ordinary shares of 25p each

10. Date of transaction

9 July 2002

11. Date company informed

11 July 2002

12. Total holding following this notification

15,021,162

13. Total percentage holding of issued class following this notification

3.02%

14. Any additional information

In a letter dated 10 July 2002 The BOC Group plc has been notified pursuant to section 198 of the Companies Act that Legal & General Investment Management Limited has a 3.02% notifiable interest in the issued Ordinary share capital of the Company.

This notifiable interest is held through the nominee companies detailed below:

HSBC Global Custody Nominee (UK) Limited a/c 775210 48,000 shares
HSBC Global Custody Nominee (UK) Limited a/c 775229 62,000 shares
HSBC Global Custody Nominee (UK) Limited a/c 886603 1,050,000 shares
HSBC Global Custody Nominee (UK) Limited a/c 775245 2,304,950 shares
HSBC Global Custody Nominee (UK) Limited a/c 754612 120,000 shares
HSBC Global Custody Nominee (UK) Limited a/c 766793 12,000 shares
HSBC Global Custody Nominee (UK) Limited a/c 360509 396,031 shares
HSBC Global Custody Nominee (UK) Limited a/c 357206 10,834,258 shares
HSBC Global Custody Nominee (UK) Limited a/c 866197 43,035 shares
HSBC Global Custody Nominee (UK) Limited a/c 130007 108,488 shares
HSBC Global Custody Nominee (UK) Limited a/c 904332 42,400 shares

15. Name of contact and telephone number for queries

Carol Hunt 01276 807759

16. Name and signature of authorised company official responsible for making this notification

Carol Hunt, Deputy Company Secretary

Date of notification

11 July 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2002

By: /s/ C A Hunt
Name: Carol Anne Hunt
Title: Deputy Company Secretary